UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
0-17249
CUSIP NUMBER 051526101

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: May 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☒	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: May 31, 2025

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

AURA SYSTEMS, INC.
Full Name of Registrant

N/A
Former Name if Applicable

20431 North Sea Circle
Address of Principal Executive Office (Street and Number)

Lake Forest, CA 92630
City, State and Zip Code

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Aura Systems, Inc. (the “Company”) will be unable to file its Quarterly Report on Form 10-Q for the three months ended May 31, 2025 (the “Form 10-Q”) by the prescribed due date because the Company requires additional time to finalize its financial statements. The delay is primarily due to unforeseen challenges encountered during the year-end closing process, including complications in the integration of recently acquired business units and the reconciliation of certain accounting records. As a result, the Company needs additional time to ensure the accuracy and completeness of its financial reporting. The Company currently expects to file the Form 10-Q within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This notification contains “forward-looking statements.” These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current expectations based on currently available operating, financial and competitive information, but are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those anticipated in or implied by the forward-looking statements. Our forward-looking statements are generally identified with words such as “anticipate,” “believe,” budgeted,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “Scheduled,” “should,” or other similar words. Risks, uncertainties and assumptions that could affect our forward-looking statements include, among other things the risk related to markets served by us, or where our operations are located, including the risk of global recession and the other risk factors that have been listed from time to time in the Company’s SEC reports, including but not limited to the Company’s Annual Report on Form 10-K for the year ended February 28, 2025, and will be listed from time to time in the Company’s SEC reports.

All forward-looking statements included in this notification should be considered in the context of these risks. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Cipora Lavut	310	643-5300
Name	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AURA SYSTEMS, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 15, 2025	By:	/s/ Cipora Lavut
Cipora Lavut
President

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